March 8, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Mark C. Shannon
Branch Chief

Re:	Emerald Dairy Inc.
Form 10-K for Fiscal Year Ended December 31, 2009, As Amended
Filed April 1, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
Response Letter dated January 25, 2011
File No. 000-52174

Ladies and Gentlemen:

We are in receipt of the additional comment of the Securities and Exchange Commission (the “Commission”) to the Form 10-K for the fiscal year ended December 31, 2009 of Emerald Dairy Inc. (the “Company”), filed April 1, 2010 (the “Form 10-K”), by letter dated February 7, 2011, to Mr. Shu Kaneko, the Company’s Chief Financial Officer, and have set forth below the Company’s response.  For your convenience, we have inserted your comment above the Company’s response.

Form 10-K, As Amended, for Fiscal Year Ended December 31, 2009

Note 17. Equity, page F-32

Warrant Tender Offers, page F-34

1.
Comment: Your response to prior comment three in our letter dated December 21, 2010 explains that you have not recognized additional expense associated with the modification to warrants.  As it appears additional value has been conveyed to warrant holders not contemplated in the original issuance, please tell us why this event did not trigger expense recognition.  Although US GAAP does not directly address transactions of this type, we believe it is appropriate to look to other areas for guidance.  In this regard, we believe that guidance contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 are applicable in this situation.

Securities and Exchange Commission
March 8, 2011

Response:  The Company has reviewed FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8.  The Company’s understanding is that ASC topic 718 applies to share-based payment transactions that are originally recognized to expense.  In such instances, when a modification occurs, the additional expense from such modification is recognized in the applicable current period.  The Company believes that, under such circumstances, additional expense is recognized in the then current period because the original instrument had initially been expensed.  The Company agrees that, had the warrants it modified been issued as compensation for services, expense resulting from subsequent modification of the warrants would be required to be recognized in the applicable current period. However, the Company believes that the Company’s modifications of warrants in connection with its warrant tender offers are distinguishable from the treatment of modifications to warrants issued as stock-based compensation.  The warrants that were modified by the Company were originally issued as part of an equity unit in connection with a private offering by the Company.  Accordingly, it is submitted that the warrants were valued and properly charged to paid-in capital as part of the cost of the issuance and, therefore, were not expensed.  Since the original value of the warrants was charged to paid-in capital, the Company believes that additional value resulting from modification of the warrants, if any, should also have been accounted for as an adjustment to paid-in capital in the current period and not expensed.

The Company has calculated the fair value of the amended warrants issued in exchange for original warrants in each of the Company’s three warrant tender offers using the Black-Scholes model.  The Company has determined that, in each case, the fair value of the amended warrants actually decreased as compared to the fair value of the original warrants as a result the applicable modifications, as further described below:

First Warrant Tender Offer

In the Company’s first warrant tender offer, which closed on March 2, 2009:

•	A total of 183,457 original warrants with an exercise price of $2.04 per share were exchanged for amended warrants with a reduced exercise price of $1.63 per share; and

•	A total of 175,937 original warrants with an exercise price of $3.26 per share were exchanged for amended warrants with a reduced exercise price of $2.61 per share.

On the closing date of the first warrant tender offer, the closing sale price of the Company’s common stock on the Over-the-Counter Bulletin Board (“OTCBB”) was $0.42.  In addition, among other things, the remaining lives of the amended warrants were significantly shortened.  As a result:

Securities and Exchange Commission
March 8, 2011

•
the aggregate fair value of the 183,457 original warrants with an exercise price of $2.04 per share, exchanged for 183,457 amended warrants with a reduced exercise price of $1.63 per share, decreased from $59,934 to $0; and

•
the aggregate fair value of the 175,937 original warrants with an exercise price of $3.26 per share, exchanged for 175,937 amended warrants with a reduced exercise price of $2.61 per share, decreased from $64,770 to $0.

Second Warrant Tender Offer

In the Company’s second warrant tender offer, which closed on August 13, 2009:

•	a total of 49,000 original warrants with an exercise price of $2.04 per share were exchanged for amended warrants with a reduced exercise price of $1.63 per share; and

•	a total of 2,205,828 original warrants with an exercise price of $3.26 per share were exchanged for amended warrants with a reduced exercise price of $1.63 per share.

On the closing date of the second warrant tender offer, the closing sale price of the Company’s common stock on the OTCBB was $1.65.  In addition, among other things, the remaining life of the amended warrants was significantly shortened.  As a result:

•
the aggregate fair value of the 49,000 original warrants with an exercise price of $2.04 per share, exchanged for 49,000 amended warrants with a reduced exercise price of $1.63 per share, decreased from $34,704 to $12,825; and

•
the aggregate fair value of the 2,205,828 original warrants with an exercise price of $3.26 per share, exchanged for 2,205,828 amended warrants with a reduced exercise price of $1.63 per share, decreased from $61,528 to $30,846.

Third Warrant Tender Offer

In the Company’s third warrant tender offer, which closed on March 17, 2010:

•	a total of 373,334 original warrants with an exercise price of $0.94 per share were exchanged for amended warrants with a reduced exercise price of $0.75 per share;

Securities and Exchange Commission
March 8, 2011

•	a total of 499,522 original warrants with an exercise price of $1.50 per share were exchanged for amended warrants with a reduced exercise price of $1.20 per share;

•	a total of 30,675 original warrants with an exercise price of $2.04 per share were exchanged for amended warrants with a reduced exercise price of $1.63 per share; and

•	a total of 153,374 original warrants with an exercise price of $3.26 per share were exchanged for amended warrants with a reduced exercise price of $1.63 per share.

On the closing date of the third warrant tender offer, the closing sale price of the Company’s common stock on the OTCBB was $1.45.  In addition, among other things, the expiration date on the amended warrants was significantly shortened.  As a result:

•
the aggregate fair value of the 373,334 original warrants with an exercise price of $0.94 per share, exchanged for 373,334 amended warrants with a reduced exercise price of $0.75 per share, decreased from $445,629 to $261,356;

•
the aggregate fair value of the 499,522 original warrants with an exercise price of $1.50 per share, exchanged for 499,522 amended warrants with a reduced exercise price of $1.20 per share, decreased from $472,863 to $130,798;

•
the aggregate fair value of the 30,675 original warrants with an exercise price of $2.04 per share, exchanged for 30,675 amended warrants with reduced a exercise price of $1.63 per share, decreased from $32,835 to $995; and

•
the aggregate fair value of the 153,374 original warrants with an exercise price of $3.26 per share, exchanged for 153,374 amended warrants with a reduced exercise price of $1.63 per share, decreased from $113,474 to $4,973.

Based on the foregoing, since the fair value of the amended warrants actually decreased as compared to the fair value of the original warrants, no additional value was conveyed to the warrant holders in connection with any of the modifications. Therefore, the Company submits that no changes to additional paid-in capital were required, other than recording the subsequent exercise of the warrants.

The Company further submits that, even if the Company was required to apply FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 to its modification of warrants, the Company would not have been required to recognize expense associated with such modifications.  As discussed above, the fair value of the warrants decreased in connection with each of the warrant tender offers.  As a result, no additional value was conveyed to the warrant holders in connection with any of the modifications.  Therefore, no expense would need to be recognized by the Company due to the modifications.

Securities and Exchange Commission
March 8, 2011

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding any of our responses to the comment letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax: (917) 332-3009).

Very truly yours,

/s/ Shu Kaneko

Shu Kaneko
Chief Financial Officer